Exhibit 12.1

EPAM SYSTEMS, INC.

Consolidated Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except ratio)
Earnings:
Income from continuing operations before income taxes	$65,863	$52,792	$31,095	$14,407	$7,751
Add: Fixed charges	3,879	2,878	2,317	2,318	2,923

Earnings (as defined)	$69,742	$55,670	$33,412	$16,725	$10,674

Fixed charges:
Total interest expense	$14	$37	$76	$185	$129
Interest factor in rents(1)	3,865	2,841	2,241	2,133	2,794

Total fixed charges	$3,879	$2,878	$2,317	$2,318	$2,923

Earnings	$69,742	$55,670	$33,412	$16,725	$10,674
Fixed charges	3,879	2,878	2,317	2,318	2,923
Ratio of earnings to fixed charges	18.0 x	19.3 x	14.4 x	7.2 x	3.7 x

(1)	Represents one-third of net rental expense, which we believe is representative of the interest factor.